Exhibit 99.1
Maxeon Solar Technologies Announces Appointment of Chief Technology Officer
SINGAPORE, March 15, 2023 -- Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced that Matt Dawson will be joining the company on March 20, 2023, to serve as Chief Technology Officer (CTO). Dawson will be responsible for the research and development (R&D) function globally, establishing the Company’s new technology strategic roadmap and leading technological innovation and development. As a senior member of the executive team, Matt Dawson will report directly to the CEO Bill Mulligan.

"We are thrilled to have Matt join our leadership team at a time when solar technology is playing an increasingly larger role in the global economy and in global energy security," said Bill Mulligan, CEO at Maxeon Solar Technologies. “He brings a deep understanding of our industry-leading Interdigitated Back Contact (IBC) technology together with strong determination to drive future innovation – both critical in ensuring Maxeon continues its solar industry leadership.”

A technology executive with over 15 years’ experience developing and deploying products across the solar energy value chain, Matt Dawson has a proven track record of scaling innovation from R&D stage to volume manufacturing and delivering success in competitive commercial environments. Most recently, Dawson has been Vice President of Technology at Sila Nanotechnologies, a privately held Silicon Valley company working towards scaling up the manufacture of an innovative silicon anode material for advanced high-performance batteries. He has previously held various leadership roles at SunPower Corporation, where in 2019 he became Vice President of Research and Development and was responsible for technology strategy, cell and module product development, and the company’s R&D lab infrastructure.

Commenting on his new role, Matt Dawson explained that “The transition to Maxeon feels like “coming back home” after my time at SunPower. I look forward to, once again, working with the team on the production of more cost-effective and efficient solar technologies. What drew me to Maxeon is the company's strong legacy of leadership in solar innovation, rapid growth trajectory, and passion for delivering state-of-the-art technology to its customers. I can’t wait to start working with the talented R&D team to accelerate Maxeon’s technology strategy, and to continue Powering Positive Change."

Dawson will be joining the Maxeon R&D team in San Jose, California.
For more on the Maxeon's leadership team, click here.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter.

Exhibit 99.1
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, but not limited to, statements regarding the Company's expectations of success in its management and growth strategy. These forward-looking statements can be identified by terminology such as "will," "expects," "confident," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.
© 2023 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@maxeon.com
Mobile: +39 345 7706205